F. MARK REUTER
DIRECT DIAL: (513) 579-6469
FACSIMILE: (513) 579-6457
E-MAIL: FREUTER@KMKLAW.COM

September 18, 2006

Via Edgar

Mr. Jim B. Rosenberg
Mr. Kevin Woody
Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Midland Company: Form 10-K for Fiscal Year Ended December 31, 2005 File #1-06026

Gentlemen:

        The Midland Company is working expeditiously to respond to the comments contained in the letter from you dated September 13, 2006 regarding Midland’s above-referenced filing on Form 10-K.

        On behalf of Midland, we respectfully request an extension of time to respond to the comment letter beyond the ten (10) business days specified therein. Midland anticipates submitting to the staff a response on or around October 11, 2006.

        We are grateful for the staff’s assistance in this matter. Please call me at 513-579-6469 with any questions you may have regarding Midland’s proposed timetable for responding to your comment letter.

Best regards, KEATING MUETHING & KLEKAMP PLL BY: /s/F. Mark Reuter —————————————— F. Mark Reuter

FMR:mrs

cc:	Mr. Todd Gray Mr. Matt McConnell Mr. Jamey Hinkle